Exhibit 99.1

Navios Maritime Acquisition Corporation Receives Continued Listing Standards Notice From NYSE

MONACO, February 23, 2018 (GLOBE NEWSWIRE) — Navios Maritime Acquisition Corporation Inc. (“Navios Acquisition” or the “Company”) (NYSE: NNA) announced today that on February 13, 2018, the Company was notified by the New York Stock Exchange, Inc. (“NYSE”) that it is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock over a consecutive 30 trading-day period was less than $1.00 per share. The NYSE’s notification has no impact on the Company’s business operations.

The Company will respond to the NYSE to confirm its intent to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, the Company’s common stock will continue to be listed and trade on the NYSE. The NYSE’s notification does not affect the Company’s Securities and Exchange Commission reporting requirements.

About Navios Maritime Acquisition Corporation

Navios Maritime Acquisition Corporation (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards. Although Navios Acquisition believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Acquisition. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Acquisition expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Acquisition expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Acquisition Corporation

+1.212.906.8644

info@navios-acquisition.com